SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

            NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940.


                            PBHG ADVISOR FUNDS, INC.
                            ------------------------

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company, on behalf of PBHG Advisor Value Opportunities Fund, PBHG Advisor Core Value Fund, PBHG Advisor New Contrarian Fund, PBHG Advisor REIT Fund, PBHG Advisor Defensive Equity Fund, PBHG Large Cap Concentrated Fund, PBHG Advisor Growth II Fund, PBHG Advisor New Opportunities Fund, PBHG Advisor Global Technology & Communications Fund, PBHG Advisor Blue Chip Growth Fund, PBHG Advisor Growth Opportunities Fund, PBHG Advisor Enhanced Equity Fund, PBHG Advisor Trend Fund, PBHG Advisor Master Fixed Income Fund, PBHG Advisor High Yield Fund, PBHG Advisor Short-Term Government Fund, and PBHG Advisor Cash Reserves Fund, each a series of the Registrant, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Wayne and the Commonwealth of Pennsylvania on the 19th day of June, 1998.


         PBHG Advisor Funds, Inc.


         By:  /s/Brian F. Bereznak
              ----------------------------

         (Name of director, trustee or officer signing on behalf of Registrant)

              Vice President
              ----------------------------
              (Title)

      Attest: /s/John M. Zerr
              ----------------------------
              (Name)

              Vice President and Secretary
              ----------------------------
              (Title)


                                        2